Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8614
email address
ahudders@graubard.com

May 15, 2006

Mr. Duc Dang
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re: AeroGrow International, Inc.
Form 8-K
Filed March 7, 2006
File No. 333-122930
Wentworth I, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Filed February 22, 2006
File No. 000-50888

Dear Mr. Dang:

On behalf of AeroGrow International, Inc. (“AeroGrow” or the “company”), we respond as follows to the Staff’s comments received by letter dated April 12, 2006 relating to the above-captioned Form 8-K Current Report. Captions and page references herein correspond to those set forth in your letter. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the responses to each comment immediately thereafter.

Defined terms used in this letter have the meanings assigned to them in the Form 8-K current Report.

Mr. Duc Dang
May 15, 2006

Item 2.01 Completion of Acquisition, page l

1.
We note that the merger agreement was entered into on January 12, 2006, and the merger was consummated on February 24, 2006. Form 8-K’s disclosing both the entering into of the merger agreement and the consummation of the merger should have been filed four days after each event. Please revise to disclose these lapses in filing of reports as required by Form 8-K and discuss the effect this has on the surviving entity.

At January 12, 2006, AeroGrow was not a registrant under either the Securities Act of 1933 or the Securities Exchange Act of 1934 (“Exchange Act”). Therefore, it did not have any obligation to file a Form 8-K in respect of entry into the Merger Agreement. Wentworth I, as a registered company under the Exchange Act, filed a Form 8-K Current Report announcing its entry into the Merger Agreement on January 13, 2006.

AeroGrow, as the successor to Wentworth I, filed a Form 8-K in respect of the consummation of the Merger with Wentworth I on March 2, 2006. Since AeroGrow succeeded to the filing obligations of Wentworth I pursuant to Rule 12-g(3), it was believed that it was appropriate to file under the Wentworth I CIK number. Subsequently, the Edgar Support Office (Mr. Herbert Scholl) indicated that the filings after the Merger should be filed under AeroGrow, even though it had never been subject to the periodic reporting obligations of the Securities and Exchange Act of 1934, as amended, and they were duplicated there on March 7, 2006. Mr. Scholl also indicated that no further filings should be made under the Wentworth I CIK, and they have not been so made by the company.

The filing requirement for a Current Report on Form 8-K is four business days, not calendar days. January 13, 2006 and March 2, 2006, in respect of the Wentworth I filing for the entry into the merger agreement and AeroGrow filing for closing of the merger, respectively, were therefore timely.

2.	Please advise why you continue to file under both CIK numbers.

AeroGrow is not continuing to file under two CIK numbers. Pursuant to the oral directive of the Edgar Support Office (Mr. Herbert Scholl) and my discussions with you, AeroGrow is filing under CIK Number 0001316644 which is the AeroGrow CIK number used for its past filings of registration statements, both of which were withdrawn. AeroGrow has asked for a written response as to the correct number to be using in the future by letter to Goldie Walker dated March 15, 2006, to which it has yet to receive a response. The company respectfully requests a response to its letter so that it has clarity from the Staff of the SEC on which CIK number to use for future reference.

3.
Item 2.01(f) and Item 5.01(a)(8) both require disclosure that would be provided if a Form 10 or 10-SB were filed. In addition to the comments that follow, please ensure that your disclosure satisfies both the requirements of Form 8-K and Form 10 or 10-SB.

The company has reviewed the disclosure requirements of Form 10-SB and Form 8-K with respect to a reverse merger involving a shell company and believes that it satisfies those disclosure requirements.

Mr. Duc Dang
May 15, 2006

4.
Pursuant to Item 4 of Part II of Form 10-SB, please revise to furnish the information required by Item 701 of Regulation S-B. Also, we note that you conducted an intra state offering that was completed in. December of 2004. Please revise to discuss how you complied with Sections 3(b), 3(a)(11), or Rule 147 of the Securities Act of 1933. Also, please provide the subscription form or other document that outlines the assurances relevant to an intra state offering.

There has been added to Item 3.02 of the Form 8-K, disclosure of the sales of unregistered securities during the last three years. Therein, the Colorado Intra-State offering by the company in the State of Colorado is discussed, including the reasons for being able to take advantage of the exemptions and the means by which the company complied with Section 3(b), 3(a)(11) and/ or Rule 147 of the Securities Act of 1933. The subscription agreement for the 2006 offering is provided supplementally with this letter and reflects the basis of the intra-state offering.

5.
Please revise to provide more detail regarding Wentworth I, Inc.’s (Wentworth) prior business. Disclose that Wentworth was originally organized as a blank check company as that term is defined by Rule 419 of Regulation C and was unable to consummate a business combination.

There has been added to Item 2.01 of the Form 8-K additional disclosure about the activities of Wentworth I prior to the Merger and that it was subject to Rule 419 at one time.

6.	Please revise to clarify if AeroGrow shareholders had the opportunity to vote on these transactions. If not, disclose the reason for the absence of such vote.

Disclosure has been added to Item 2.01 of the Form 8-K indicating that the AeroGrow stockholders were not required to approve the acquisition of Wentworth and the reasons therefore.

7.
We note that Wentworth engaged an affiliate to act as a financial advisor. Please revise here and in your Item 404 of Regulation S-B to disclose all the payments that all the Keating entities received from their participation in the merger, private placement, or note conversion transactions. Clarify the breakdown of Wentworth’s ownership prior to the merger and explain the services the affiliate/shareholder of the company performed to receive the $350,000 advisory fee. If the fee is merely a finder’s fee for the sale of the reporting shell, please state so.

Disclosure has been added to Item 2.01 of the Form 8-K and in Item 8.01 of the Form 8-K, under Certain Transactions, to disclose transactions that would be required to be disclosed under Item 404 of Regulation S-B by Wentworth and by AeroGrow for services provided by and fees paid to Keating Securities, LLC.

Disclosure has been added to Item 2.01 of the Form 8-K to disclose the share ownership of Wentworth immediately prior to the Merger.

Mr. Duc Dang
May 15, 2006

The services of Keating Securities, LLC rendered to Wentworth are disclosed in Section 2.01 of Form 8-K under Certain Transactions.

8.
We do not understand the reference to the American Stock Exchange in light of the disclosure on the top of page three which states you intend to seek quotation on the NASDAQ or OTCBB. Please revise to clarify.

The reference to the American Stock Exchange was describing a contract term which was an optional set of corporate governance requirements that AeroGrow could elect to follow. Because AeroGrow has elected to comply with the corporate governance requirements of NASDAQ, this section has been revised to indicate its election. The contract provision, nonetheless, has been correctly described.

9.
We note the disclosure on the top of page four that you have to “register for resale the common shares within 150 days” or you will have to pay one percent of the unit purchase price for each month that the investors cannot sell their securities publicly. Since the penalty is measured by the months they cannot sell, please revise to clarify if your use of the term “register for resale” refers to an effective registration statement under the Securities Act of 1933.

The disclosure in Item 2.01of the Form 8-K, on page 4, and elsewhere therein, as relevant, has been made clear that resales may be made only pursuant to a registration statement declared effective by the SEC, and that the penalty discussed on page 4 starts 150 days from the date of the merger and if the registration statement is not declared effective.

10.	We note the additional subscription agreements that you have received. Please revise to clarify if these were received before or after the closing of your private placement.

The 2006 Offering had two closing dates, the first being February 24, 2006 and then March 1, 2006. All the subscription agreements were obtained prior to any public announcement of the private placement. The 2006 Offering commenced on February 6, 2006, 32 days after the withdrawal of the AeroGrow registration statement filed on November 4, 2005. The company believes it fully complied with the requirements of Rule 155(c).

11.	Please revise to disclose when the private placement commenced.

See the response to comment 10.

Mr. Duc Dang
May 15, 2006

12.
We note the disclosure under the caption “modification of convertible notes.” Please revise to disclose when those notes were issued and individual units in which the notes were issued. Disclose the material terms of the notes, including the applicable interest rates.

The disclosure in Item 2.01 of the Form 8-K, under the caption “modification of convertible notes” has been revised to disclose when the notes were issued and the units in which they were sold and the material terms thereof.

13.
Considering the merger was already consummated, we do not understand the reference to the shares to Wentworth shareholders as “issued or issuable” on page five. Similar such language also appears on pages 2 and 3 of the Form 8-K. Please revise to clarify those events which have taken place from those events, if any, which have not yet occurred.

Because all the Wentworth common stock holders have participated in the transaction and have acted to terminate their appraisal rights, the reference to shares issuable to them has been adjusted to reflect that they have been issued shares of AeroGrow common stock.

14.	Please revise to explain the reference in the first bullet point on page six to warrants associated with notes with a principal of $870,000.

The disclosure in Item 2.01 of the Form 8-K referencing the amount of warrants issuable on conversion of certain outstanding convertible notes has been modified to make clear to what notes they relate.

15.	Revise to discuss Keating Securities role in the note offering.

The disclosure in Item 2.01 of the Form 8-K relating to the modification of the Convertible Notes has been expanded to disclose the role of Keating Securities, LLC in the offering. Keating Securities, LLC had no role in the modification of the terms of the Convertible Notes.

16.	Revise to elaborate on the last two bullet points under the caption “outstanding securities after the merger.”

The disclosure in Item 2.01 of the Form 8-K relating to the outstanding securities has been modified to make clear the bullet points.

17.	Please revise to explain your use of the term “float” on page six.

The disclosure in the Form 8-K has been revised to eliminate the term “float”. The company agrees with the staff that it may be confusing or inaccurate at this time because it is not precise.

Mr. Duc Dang
May 15, 2006

18.
We note your reference to the shares to be held Wentworth stockholders. We direct your attention to a No-Action Letter dated January 21, 2000 to Ken Worm, Assistant Director, OTC Compliance Unit, NASD Regulation, Inc. In the appropriate section, please revise to discuss how the securities held by former Wentworth shareholders are affected by the position set forth in the No-Action Letter.

We have reviewed the No-Action Letter dated January 21, 2000 and have added disclosure in Item 2.01 of the Form 8-K, under the “Effect of the Merger” disclosing that the former shareholders of Wentworth may be deemed promoters and to enable them to sell their securities they have been granted registration rights.

Item 5.02 Appointment of Principal Officers, page 7

19.
If you elect to retain disclosure concerning the background of the officers and directors that goes beyond the five year requirement in Form 10-SB, such disclosure should be complete. Please revise to disclose Mr. Bissonnette’s activities from 1994 to 2000. Disclose the time frame for the entities that are listed as being formerly associated with Jack Walker. Also, disclose the time frame Kenneth Leung was on the boards of American Ecology and System0ne Technologies and clarify if they are public companies.

The company has made the following disclosure changes to the 8-K Report in response to this comment.

From 1994 through 2000, Mr. Bissonnette was a private investor.

Jack J. Walker has been a director since the February 23, 2006, annual meeting of shareholders. He has served as president of English & Continental Properties, Inc., a real estate investment and development company, since 1980 to present. From 1976 to 1985, Mr. Walker was president of March Trade & Finance, Inc., a private investment company. From 1974 to 1976, Mr. Walker acquired control of Charles Spreckly Industries, Town & Commercial Properties and Associated Development Holdings. In 1961 he started English & Continental Property Company, and became joint Managing Director of this commercial development company until 1976. Mr. Walker began his career in 1957 as a lawyer in London, England specializing in real estate, financing, international tax and corporate affairs. Mr. Walker has served as a director of Megafoods Stores Inc. from 1984 to 1993. In addition, since 1975 through the present, he also serves as a venture capital consultant to companies on financial and pre-IPO strategies. In addition, he created the Walker Foundation for Charitable Activities and he has served at various times as a director of various professional, civic and charitable organizations.

Mr. Leung has served on the boards of American Ecology since February 2005 and System One Technologies since June 2000, both of which are public companies.

Mr. Duc Dang
May 15, 2006

20.
It appears that Frederic Wiedemann, Carson Payne, Bob Wainwright, and John Thompson are significant to your operations. Please consider including disclosure regarding those individuals or advise why they should not be included in this document. Please refer to Item 401(b) of Regulation S-B.

Messrs. Wiedemann, Payne Wainwright and Thompson are middle management persons, who have been disclosed on a company web site. None of these persons are required to be discussed in any filings of AeroGrow under Regulation S-B, and therefore are not so disclosed or discussed.

21.
We note that Mr. Morton appears to be the owner of a company that would be considered your competitor. Please revise to discuss the risk associated with having a competitor on your advisory board or revise to clarify hover his ownership of HGI Worldwide does not make him a competitor.

HGI Worldwide, the company that Mr. Morton owns and is president of, is a company that sells supplies to the greenhouse industry and makers of large scale hydroponic systems. This is not competitive with AeroGrow’s consumer targeted kitchen garden system. Therefore, there has not been any disclosure about Mr. Morton’s company or any risk associated with having a competitor on our advisory board, since there is none.

Since neither Mr. Morton nor HIG Worldwide is discussed in the Form 8-K, no disclosure has been added in respect of your comment.

22.	Explain your use of the term “consulting basis” in discussing the duties of Randy Seffren.

Mr. Seffren marketing services are provided through and billed by his company, Prometheus Communications Group of which Mr. Seffren is the principal owner. This has been made clear in the Form 8-K disclosure.

23.
It is not clear why there is only disclosure for the 2005 fiscal year for both Messrs. Gutterman and Rubin in the table on page 1l, when they were associated with the company in previous years. Please advise.

The table has been modified to show “-0-“ for 2004 and 2003 for Messrs. Gutterman and Rubin. {MITCH: GUTTERMAN DID HAVE OTHER COMPENSATION.]

Item 8.01 Other Events, page l5

24.
We note you were formed in March 25, 2002 in Nevada. Please revise to provide more detail regarding your activities since 2002. Additionally, we note that none of your officers have any experience in your industry. In further disclosing your activities since 2002, disclose how your product was developed and identify the individuals responsible for their development.

The first paragraph of Sec 8.01 has been revised to give more detail of the historical activities of AeroGrow.

Mr. Duc Dang
May 15, 2006

25.	Please revise to remove the use of the word “prospectus” from this document.

The word prospectus has been removed from the Form 8-K.

26.	Considering the merger and private placement have been completed, please revise to update the portion of your Item 101 of Regulation S-B disclosure that is contingent on those two events.

The disclosure in the Form 8-K has been revised to reflect the consummation of the Merger and private placement and that these are no longer conditions. Some references to conditions have been retained, but it has been made clear that they are fulfilled.

27.
It is not clear from your disclosure that your product is an “advance” over hydroponics as you disclose on page 16. You substantiate such disclosure by relying upon the fact that in your system, the roots are suspended. Revise to substantiate how that is in fact an improvement.

The second paragraph under heading “Hydroponic Industry - Background and Opportunity” has been revised in response to your comments.

28.	In describing your technology on pages 17-20, please revise to disclose how you achieve the “oxygen-rich air chamber.” Does the product use air other than air from the room?

The product does not use air other than air from the room however by suspending roots in an enclosed chamber where water is constantly moving and evaporating higher levels of oxygen are created. It was therefore presumed that this would result in higher levels of oxygen; however, since no scientific measurements exist, the phrase “oxygen-rich” has been deleted.

29.	We note the disclosure on page 16 that you conducted market research to determine the “products to be created.” Additionally, provide the timeline involved with the disclosed research.

AeroGrow has modified the first two sentences of the third paragraph under heading “Hydroponics Industry - Background and Opportunity” to reflect the time line of its research.

Mr. Duc Dang
May 15, 2006

30.	Please revise to clarify the significance of classifying the market research as “informal.”

The company revised the section to delete the word “informal” in connection with the revisions made pursuant to Staff comment #29.

31.	Please revise to clarify how the research participants were made aware of your website in order for them to sign up and pre-order your product.

In connection with the revisions made pursuant to Staff comment #29, the company discloses how persons were made aware of the website.

32.	In disclosing that your system provides “accelerated aeroponic plant growth,” please revise to clarify if the claim is substantiated through your own or independent research.

The company has revised the wording under heading "Rainforest Nutrient Delivery System” to eliminate the adjectives and make it simply factual.

33.
We note the disclosure on page 18 that your bio-sponge facilitates “rapid germination and enhanced root growth.” Please revise to clarify if the claim is substantiated through your own or independent research.

The company has revised the wording in third paragraph under heading " Pre-Seeded Bio-Grow Seed Pods” to clarify that the research was done by AeroGrow.

34.	We note that the microprocessor control panel is an accessory for the basic system. Please revise to clarify if that means consumers of the basic system are not able to use the tablets.

This is a misunderstanding. With the microprocessor control system, the microprocessor tracks the elapsed time since the user last added nutrients and reminds the user to do so.

The company has revised wording in third paragraph under heading " Microprocessor-Based Control Panel and Nutrient Cycle Delivery System” to address the concern raised by the Staff.

35.	Please revise to discuss any initial sales of your products.

The “Sales and Marketing Strategy” section has been revised to address the Staff comment to discuss initial sales.

Mr. Duc Dang
May 15, 2006

36.	Please revise to update the status of your marketing efforts in your next amendment.

Please see the response to Staff comment #35.

37.	Please revise to substantiate the beliefs on page 24 that competitors’ products are “substantially more expensive” and “too large, noisy and unattractive for indoor home kitchen or office use.”

In response to the Staff comment, the following sentence in the competitors section was deleted: “AeroGrow believes that these products are too large, noisy and unattractive for indoor home kitchen or office use.” The company does believe that competitor products are more expensive than its product.

38.	Please revise to discuss the material risk associated with doing business with an entity in a foreign country, if any.

The company has revised the disclosure about manufacturing overseas and disclosure about its relationship with Mingkeda and the fact that it is seeking alternative sources of supply. The company does not believe that there is any relevant risk to obtaining its products from the Peoples Republic of China.

39.	We do not understand the reference to descriptions of “manufacturing” “on page [ ] of this prospectus.” Please advise.

The reference to “manufacturing” and “prospectus” have been eliminated.

40.	Please revise to clarify how you intend to divide the manufacturing responsibilities among Source Plus, Inc. and Mingkeda Industries Co., Ltd.

Please see the revision made in response to Staff comment #38.

41.	On page 25, we note the disclosure that if they are not able to meet your orders, that your sales “will be adversely affected.” Please revise to be more specific.

Please see the revision made in response to Staff comment #38, as set forth in the last sentence of the revision.

42. Please revise to disclose the application numbers of all applications pertaining to your intellectual property.

The company respectfully declines to provide in a public document the application numbers of applications pertaining to its intellectual property that have not yet been published. If the application number and the filing date are both are disclosed, then anyone in the public may obtain access to the details of the patent sooner than they would otherwise be able to, thereby providing potential competition with an advantage that they would otherwise not have.

Mr. Duc Dang
May 15, 2006

43.
Considering it took you “nearly three years” to develop all of your products, please revise to disclose the basis for your belief that it would take too much time and be too expensive to “reverse engineer” your technology, as discussed on page 26.

The document states “AeroGrow believes that to reverse engineer some of its technology, even when the patents become public, would take a substantial amount of time and be expensive.” The company believes this to be a factually correct statement that does not require further explanation. The company did not use the word “too” in reference to cost or time.

44.
We also note the disclosure that if your patent applications were not granted, you would not be “substantially, adversely affected.” Please revise to clarify if you are implying that the failure to obtain any patents on your technology, does not present a material risk to you. If so, please substantiate such implication.

Disclosure in the section describing the patent applications has been revised to clarify the consequence of not having a patent application granted to the company.

45.	Under the caption “governmental regulation and certification,” please revise to further explain the UL and ETL certification of your products. Is it required for the sale of your products?

The company has revised the disclosure to indicate the benefit of the certification and whether it is required. To make clear, the requirement is not by a statute, but through the requirements of certain customers.

Plan of Operations, page 28

46.
We refer to the last bullet point on page 28. Your most recent private placement did not appear to provide you with “net proceeds” of $10,000,000. Please revise or advise if your use of the terra “net proceeds” does not account for expenses associated with an offering.

The company has revised the dates of the closing of the 2006 private placement of common stock and warrants which closed on February 24, 2006 and March 1, 2006 and adjusted the gross proceeds, net proceeds and commission and expense amount throughout the Form 8-K.

Mr. Duc Dang
May 15, 2006

47.	Please revise to provide a more current cash balance than January 31, 2005.

The Plan of Operations set forth in the Form 8-K has been entirely reviewed and updated to speak as of March 31, 2006.

48.	We note that you expect to incur losses until you can successfully commence “volume production.” Considering you do not actually manufacture your products, please revise the noted disclosure.

The disclosure in the Plan of Operations set forth in the Form 8-K has been revised to reflect your comment.

49.
We note the disclosure on page 29 that if you have to repay the convertible notes, it would consume a “significant portion” of the proceeds from your private placement and prevent you from funding your plan of operations as disclosed. Please revise to disclose such circumstance in more detail taking into account the fact that the majority of those notes have already been converted or the maturity date has been extended.

In response to the Staff comment above, the company has deleted the following sentence: “If the holders choose not convert or elect not to extend the maturity of the Convertible Notes, AeroGrow would use a significant portion of the net proceeds from the Offering to repay the Convertible Notes instead of funding its plan of operations as outlined above.”

50.	Please revise to update your disclosure on page 29 to the most recent practicable date.

The Plan of Operations has been updated to speak to March 31, 2006.

51.
We do not understand the reference to “estimated market value of $5.00 per share” referred to on page 30 in discussing the shares issued to Source Plus considering your shares were not publicly traded at the time. Please revise to clarify.

Discussions and negotiations with Source Plus Inc., Mingkeda Industries, Respond2 and Patrice Tanaka & Company all began in the first half of 2005 therefore all references to estimated market value of the $5.00 refer to the price of AeroGrow’s Colorado offering completed in December 2004.

52.	Please revise to clarify if the cost of manufacturing is determined by the contract or if it varies and is subject to future negotiations.

The company has revised the third paragraph under the heading Manufacturing to reflect the actual terms with Mingkeda.

Mr. Duc Dang
May 15, 2006

53.	On page 31, we note that you estimate that the total compensation payable to Tanaka will be about $80,000. Please revise to disclose the duration of the agreement.

The company revised the description of Tanaka agreement to reflect the estimated total compensation payable and the anticipated duration of the agreement.

54.	Clarify if your reference “market value” on page 31 includes quotations on the OTCBB.

The use of the term “market value” is as set forth in the contract and is correct disclosure. The market value will be either that of an independent market or as the board of directors determines subject to acceptance by the contract party. The contract does not necessarily say it has to be the OTCBB, and therefore specific reference thereto would not be a correct description of the market value used under the contract. Therefore, no change has been made pursuant to the Staff comment.

55.	Please revise to disclose the price at which you sold the five year warrants to purchase 60,000 shares of your stock.

The company has disclosed that the consideration paid was nominal. The actual amount is not considered material by the company.

Certain Relationships and Related Transactions page 48

56.
We note that your former parent company, Mentor Capitol, effected a pro rata distribution of your shares to their shareholders. Supplementally, please explain how such distribution was exempt from registration under Section 5 of the Securities Act of 1933. Please refer to SEC Staff Legal Bulletin No. 4.

The spin-off of shares did not require registration since the spin-off met the requirements of Staff Legal Bulletin 4 issued September 16, 1997. In that Bulletin the SEC Division of Corporation Finance took the view that a subsidiary does not have to register a spin-off when five criteria is met, each of which was met by the described transaction. 1) The Mentor Capital shareholders did not provide consideration for the spun-off AeroGrow shares. 2) The spin-off was pro-rata to Mentor Capital’s shareholders. 3) All spun-off shares were subject to restrictions on re-sale including lock-up agreements restricting re-sale until public registration was accomplished, so that adequate information would be available before a public market was established. 4) Mentor Capital had a valid business purpose for the transaction as its purpose was to substantially liquidate Mentor Capital, which then became inactive so that its officers could concentrate on work for AeroGrow. 5) Mentor Capital held the shares for over two years before the spin-off. No public market was intended to be established by the spin-off and no public market has been established.

Mr. Duc Dang
May 15, 2006

57.
We note that you have made “interest free unsecured loans totaling $41,000 to Mentor Capital.” We note that Michael Bissonnette is a principal shareholder in Mentor Capital. Please revise to disclose his percentage ownership in Mentor so that investors can understand if the determination to make to loan benefited Mr. Bissonnette.

The company revised the fourth paragraph of the section entitled Mentor Capital by adding the following sentence to make clear the benefit that Mr. Bissonnette acquired: “At the time of these transactions, Michael Bissonnette owned 41.4% of Mentor Capital.”

58.
Please revise your Item 101 of Regulation S-B disclosure to discuss the effects your relationship with AgriHouse has on your business operations and discuss the benefits received from this arrangement. Clarify if you are certain that AgriHouse will not have any future claims to any royalty of 10 percent if it claims that your products are derived from your prior relationship.

The company revised the fifth paragraph regarding AgriHouse and its contracts with that entity.

59.	Please revise to define your use of the term “fractionator bar technology.”

Please see the response to Staff comment #58.

Statement of Operations, F-3

60.	Disclose the significant components of general and administrative expense on the face of the statement of operations or in a note thereto.

The Company has added a section to Footnote 1 of the financial statements for the years ended December 31, 2005 and 2004 showing the major components of general and administrative expenses.

Note 6 - Shareholders’ equity, F-13

61.
Considering the significant amount of warrant activities, and to enhance an investors’ understanding, please revise your disclosure to include a summarized schedule of warrant activities (issuances, exercises, expirations, etc.), and warrants outstanding (with corresponding exercise prices) for the periods presented.

A table summarizing warrant activity and warrants outstanding has been added to the financial statements for the year ended December 31, 2005.

Mr. Duc Dang
May 15, 2006

62.
We noted your disclosure in the first paragraph on F-17 that you extended the expiry date of 504,098 warrants and as a result of the modification of the expiration dates recognized an additional expense of $1,446,200. Please provide a narrative discussion regarding the applicability of SPAS 133 and EITF 00-19 regarding the initial accounting treatment and classification of warrants and subsequent modification of the terms. Please explain how the warrants were initially classified in your balance sheet and how your accounting for the modification of the terms is appropriate. Cite the specific accounting literature that you used to support your accounting. We may have further comments upon review of your responses.

On September 2, 2005, the Board of Directors of the company approved the modification of expiration periods for all warrants that expired in June 2005 to December 31, 2005. The warrants were originally issued in 2002 and 2003 as part of the private placement offerings for common stock. There were 18,000 warrants with three year terms issued in 2002 as part of the private placement that resulted in gross proceeds of $190,000 from the sale of 380,000 shares ($0.50 per share). There were 486,098 warrants with two year terms issued in 2003 as part of the private placement that resulted in $1,101,000 of gross proceeds from the sale of 880,800 shares ($1.25 per share). The total of the 504,098 warrants issued in 2002 and 2003 were due to expire in June 2005 and those expiration dates were extended to December 31, 2005.

Given that the warrants were originally issued in conjunction with common stock issuances, there was no original allocation to the consideration for the warrants. The net effect on additional paid in capital would have been $0 as the corresponding debit for the fair value of the warrants would have been classified as a direct offering expense and negate any affects on additional paid in capital.

The company accounted for this modification in warrant terms in accordance with variable accounting in that the extension of the expiration dates of the outstanding warrants results in a new measurement of compensation cost as if the award were newly granted. Therefore, in applying variable accounting, the company revalued the warrants as if they were granted on September 2, 2005 and recognized as compensation expense the difference between the fair value determined on September 2, 2005 and the fair value of the warrants determined when originally issued in 2002 and 2003. The warrants, when originally issued, were determined to have a fair value of $198,844. The warrants, when re-valued on September 2, 2005, were determined to have a fair value of $1,645,044, or a difference of $1,446,200. This modification resulted in additional expense of $1,446,200 being recorded in the year ending December 31, 2005. The significant increase in fair value between 2002 and 2003 (when warrants were originally issued) and the revaluation date of September 2, 2005 is due to fact that all original terms and conditions of the warrants remained the same (exercise price, etc.) except that the term of the warrant was reduced from 2 or 3 years to only 6 months. Further, the fair value assumption of the underlying stock had increased from $0.50 and $1.25 per share to approximately $5.00 per share. The Black-scholes valuation model was utilized to value the warrants in accordance with fair value as of both the original warrant issuance date and September 2, 2005.

Mr. Duc Dang
May 15, 2006

In reviewing EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”), the warrants are detachable from the originally issued common shares and represent a separate freestanding contract that provide only for physical settlement (shares) from the company in exchange for the cash exercise price. From the company’s interpretation of EITF 00-19, per paragraph 7, the “freestanding contracts that are indexed to and settled in a company’s own stock and are contracts that require settlement in shares are equity instruments”. Further interpretations of EITF 00-19 (specifically paragraph 40) would seem to indicate that any changes in fair value of the instrument (warrant) should be measured and reported and recognized in the company’s earnings and disclosed in the financial statements.

In reviewing the company’s accounting for the modification in terms of the warrants, the company believes it appropriately applied EITF 00-19 although it may not have specifically referenced such accounting in its footnote disclosure. The company believes this to be true in that in applying variable accounting you are in effect reporting any changes in fair value of the warrant in earnings.

Note 9-Convertible debentures, F-18

63.
Please revise to disclose the material terms of the warrants issued to convertible note holders. State whether the warrants may be exercised or settled in registered or unregistered shares; discuss the settlement methods (for example, net share settlement or net cash settlement, etc.), registration rights and liquidated damages as appropriate.

The accompanying financial statements to the Form 8-K/A include revised disclosures regarding the material terms of the warrants issued to convertible note holders. Please note that the shares underlying the warrants may be settled in either registered or unregistered shares and will be settled in shares by the company in exchange for the cash proceeds from the holder based on the exercise price of $5.01. Registration rights and related liquidation damages related to both the shares underlying the convertible debt and the related warrants associated with the original offering were waived by the debt holders in February 2006 or prior to the completion of the financial statements. Further, the liquidated damages resulting from AeroGrow’s failure to file and have declared effective a registration statement that would include the common stock issued as a result of the conversion of the debentures and the shares of common stock underlying the warrants related to and issued in conjunction with the convertible debentures can be settled through the issuance of additional common stock valued at a price of $2.00 per share. Paragraph 7 of EITF 00-19 states “The initial balance sheet classification of the contracts addressed in this Issue generally is based on the concept that contracts that require net-cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments.” Therefore, the financial statements do not reflect any adjustments necessary to reflect the warrants as a liability under the provisions of EITF 00-19.

Mr. Duc Dang
May 15, 2006

64.
We note that you issued convertible notes for $3,000,000 and that you have allocated $1,059,480 to the fair value of warrants, which was recorded as an additional discount. We also noted that you have agreed with the warrant holders to settle the warrants and conversion rights by issuance of shares that are required to be registered and to maintain the effectiveness until the expiration of the warrant or pay liquidated damages. Since the events or actions to deliver registered shares are beyond your control, and there appears to be uneconomic penalty provisions, it appears the warrants should have been initially measured at fair value and classified as a liability in accordance with paragraphs 14 and 16 of EITF 00-19. The conversion feature (an embedded derivative) may also need to be bifurcated from the host contract (i.e. the convertible note) and initially accounted for as a derivative (i.e. a liability) at fair value with changes in fair value recorded in earnings. Subsequently, the liabilities should be measured at fair value, with changes in fair value reported in earnings pursuant to the guidance in paragraph 9 of EITF 00-19. Accordingly, please revise the financial statements for the applicable periods to reflect the classification of the warrants and the conversion feature as liabilities or demonstrate to us why a revision is not required.

As stated above, at all times the registration rights and related liquidation damages related to both the shares underlying the convertible debt and the related warrants associated with the original offering resulting from AeroGrow’s failure to file and have declared effective a registration statement that would include the common stock issued as a result of the conversion of the debentures and the shares of common stock underlying the warrants related to and issued in conjunction with the convertible debentures can be settled through the issuance of additional common stock valued at a price of $2.00 per share. Therefore, no consideration was given to the recording of the warrants as a liability in accordance with paragraphs 14 and 16 of EITF 00-19 and instead the recording of the fair value of the warrants was done so as a reduction or discount to the face amount of the convertible debt.

Note 10- Events subsequent to December 31, 2005, F-19

65.
We note that in February 2006, you modified the terms with convertible debt holders. Based on the significant change in conversion rates, it would appear that new debt instruments are substantially different than the original convertible note and a debt extinguishment gain or loss may need to be recognized based on the fair value of the new debt instrument. Tell us how you determined that the original and new (debt restructuring agreement) debt are or are not substantially different and whether the original note is considered extinguished or not. Describe how your accounting complies with the guidance in EITF 96-19 and EITF 05-07. Disclose how the previously recorded warrants, debt discount and beneficial conversion features are accounted for under the revised terms. Please provide supporting computations as necessary. We may have further comments upon review of your responses.

Mr. Duc Dang
May 15, 2006

Note 10 of the financials has been modified to include the following:

With respect to the $840,000 of convertible debentures that were modified by extension of the due date from June 30, 2006 and modification of the and the embedded conversion feature from a conversion price of $4.00 per share to a conversion price of $3.50 per share, Based on the significant change in the terms of these $840,000 in debentures, the original debt is deemed extinguished and a debt extinguishment gain or loss may need to be recognized based on the fair value of the new debt instrument in accordance with EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments and EITF 05-07, Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues. The company will recognize a loss on extinguishment of debt of $132,578. This loss was determined by calculating the change in net present value of the cash flows from the convertible debt, inclusive of the change in the embedded conversion feature determined by comparing the fair value of the conversion option immediately following such modification with its fair value immediately prior to the modification. This loss will be recorded as of February 2006 with a corresponding increase in fair value of the modified convertible debenture balance and will be amortized over the remaining term of these debentures to additional paid in capital.

66.
Considering the comment above, if you deemed that your accounting for the modification of the terms of the convertible debt is appropriate, tell us how your allocation and accounting for the old and new debt proceeds, expenses and outstanding amounts, reconciles to pro forma balance sheet and pro forma statement of operations. Please provide supporting computations as necessary.

The pro forma financial statements have been revised to conform with the responses to Staff comment # 65 above.

67.
We noted that in February 2006, you issued 2,000,000 units, each unit consisting of one share of common stock and warrant to purchase one shares of common stock. Please provide a detailed discussion (and disclose as appropriate) how you have recorded this transaction (i.e. debt or equity classification, and whether or not the value attributable to the warrants must be bifurcated from the host instrument). Your response should include a narrative discussion regarding the material features of the warrants, registration rights and liquidity damage provisions, and applicability of SFAS 133. Describe how you complied with the guidance in EITF-00-19 and EITF 00-27.

Mr. Duc Dang
May 15, 2006

The common stock and associated warrants issued in February 2006 (2,148,000 units consisting of one share of common stock and one warrant to purchase one additional share of common stock at an exercise price of $6.25 per share) were recorded as equity. The company did not bifurcate the value of the warrants from the value of the common stock proceeds as the equity classification was deemed appropriate for both the warrants and the common stock shares. In accordance with EITF 00-19, “the initial balance sheet classification…generally is based on the concept that contracts that require net-cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments.” Although the offering required registration of the common stock issued and the shares of common stock underlying the warrants, the liquidated damages to investors are payable under the following circumstances: (a) if a registration statement is not filed by the AeroGrow on or prior to 45 days after the closing date (such an event, a “Filing Default”); (b) if the registration statement is not declared effective by the SEC on or prior to the 150th day after the Closing Date (such an event, an “Effectiveness Default”); and/or (c) if the Registration Statement (after its effectiveness date) ceases to be effective and available to Investor for any continuous period that exceeds 30 days or for one or more period that exceeds in the aggregate 60 days in any 12-month period (such an event, a “Suspension Default” and together with a Filing Default and an Effectiveness Default, a “Registration Default”). In the event of a Registration Default, the AeroGrow shall pay to Investor as Liquidated Damages, for each 30-day period of a Registration Default, an amount equal to 1% of the aggregate purchase price paid by Investor pursuant to this Agreement up to a maximum of 18% of the aggregate purchase price paid by the Investor, provided that liquidation damages in respect of a Suspension Default shall not be payable in relation to any securities not owned by the Investor at the time of the Suspension Default and, provided further, that no liquidated damages are due in respect of the warrants. In the event of a Filing Default or an Effectiveness Default, the Liquidated Damages shall be paid by the issuance of additional Common Stock at the rate of the amount of the liquidated damages due divided by $2.00. In the event of a Suspension Default, the liquidated damages shall be paid in cash. In summary, the liquidated damages are either settled with common stock in the case of a delay in filing having declared effective a registration statement, or in cash but only related to actual stock issued (excluding common stock underlying warrants) for failure to maintain effectiveness of a registration.

The registration penalties are further disclosed in the subsequent events footnote of the December 31, 2005 financial statements included in the revised accompanying financial statements to the 8-K/A. The accounting for this transaction will be recorded and finalized at the time that the March 31, 2006 financial statements are reported.

68.
Considering your response to the comments above, please clarify what methodology you used in determining the fair value (e.g. Black Scholes, etc.) of the warrants issued. Disclose the assumptions utilized within the model including a brief discussion on how the assumptions were determined.

As the warrants were classified as equity and no fair value allocation of the proceeds of the warrants from the common stock was deemed necessary, no methodology was applied in determining fair value. The company utilizes the Black-Scholes methodology when determining fair value of its other warrants or options.

Mr. Duc Dang
May 15, 2006

69.
We note that your registration rights agreement (page 46) related to your private placement (as noted above) requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay a liquidated damages payment equal to 1% of the aggregate investment amount per month. We also note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4, The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement.

Referring to our response to Staff comment #67 above, the only scenario that would require a cash settlement with regard to this private placement offering would be a Suspension Default whereby, after its effectiveness date, a registration statement ceases to be effective for any continuous period that exceeds 30 days or for one or more periods that exceeds in the aggregate 60 days in any 12-month period. We have reviewed the provisions of EITF 00-19. Given the likelihood such an event could or would occur, as well as the uncertainty as to when and if consensus will be reached on EITF 05-04 and, if a consensus is reached, as to whether a potential cash penalty related solely to a registration ceasing to become effective after it has been declared effective, AeroGrow has determined does not need to apply EITF-0504.

Pro forma financial statements

Pro forma condensed balance sheet, page 1

70.
The staff believes that a merger between a public shell and a private operating company where the former shareholders of the operating company become the controlling shareholders of the combined entity should be accounted for as a reverse acquisition or recapitalization of the private operating company. Accordingly, the accumulated deficit of AeroGrow is carried forward and the deficit of Wentworth I should be eliminated by a corresponding charge (debit) to additional paid in capital. Please revise or advise.

The pro forma financial statements reflect the accumulated deficit of AeroGrow being carried forward and the deficit of Wentworth I (after adjustment for the recognized expenses of merger of $59,757 and $1,352,365 in costs associated with conversion of the convertible debentures) being eliminated by a corresponding charge (debit) to additional paid in capital. The pro forma journal entry would appear as follows:

Mr. Duc Dang
May 15, 2006

(b) Eliminate Wentworth's stockholders' equity balances.

	DR	CR
Common stock	38,000
Additional paid-in capital	168,697
Treasury stock		45,000
Retained (deficit) earnings		161,697

71.
It appears that the adjustments relating to the reverse merger expenses reflected in the pro forma condensed statement of operations are not reflected in the pro forma condensed balance sheet. Please revise or advise.

The proforma expenses of the merger totaled $59,757 consisting of the $59,177 shareholder deficit at December 31, 2005 plus the par value of the AeroGrow stock issued to Wentworth shareholders of $580 which were included in entry (b) and netted against the elimination of the $220,874 accumulated deficit of Wentworth I.

Wentworth I, Inc. Form 10-KSB filed December 31, 2005

72.	Please revise the disclosure in the Form 10-KSB to comply with the above comments, as applicable.

The company respectfully declines to change the disclosure in the Form 10-KSB of Wentworth I. This annual report, on Form 10-KSB, was filed prior to the events necessitating the AeroGrow Form 8-K event dated February 24, 2006. The disclosure system provides that a formerly filed report is updated by subsequent reports of the issuer. Moreover, it is the SEC position that all filings of AeroGrow should be made under a CIK that has nothing to do with Wentworth I disclosure, so there is no point in doing it.

73.	Please revise to place the signatures after the presentation of the financial statements.

Since the directors and officers of Wentworth I no longer are engaged in activities with the company, it is not able to obtain the necessary signatures to file an amendment that would relocate the signature page of the Form 10-KSB.

Sincerely,

/S/ Andrew D. Hudders

Andrew D. Hudders
ADH:kab
Enclosures

1,500,000 Shares
AEROGROW INTERNATIONAL, INC.
Common Stock

SUBSCRIPTION AGREEMENT

AeroGrow International, Inc.
900 28th Street, Suite 201
Boulder, Colorado 80303

Gentlemen:

The undersigned irrevocably subscribe(s) for and agree(s) to purchase _______ shares of common stock ("Common Stock"), to be issued by AeroGrow International, Inc., a Nevada corporation ("Company"), to be registered in the name(s) of the undersigned at the address appearing below. Delivered concurrently herewith is payment in full for the Common Stock subscribed for, at the price of $1.00 per share (checks made payable to "FlatIrons Bank, Escrow Agent for AeroGrow"). The undersigned agree(s) that the Company has the right to reject this subscription for any reason and that, in the event of rejection, all funds delivered herewith will be promptly returned, without interest or deduction.

Each of the undersigned acknowledges, certifies, warrants and represents as follows:

(1)	The undersigned has received a copy of the prospectus, dated July 1, 2004, relating to the Common Stock (AProspectus@);

(2)
The undersigned is a bona fide resident of, and is domiciled in, the State of Colorado, and the Common Stock (including Bonus Shares ands/or Warrants, if any, issued as described in the Prospectus) is being purchased solely for the account of the undersigned, for investment, and not as nominee for, or on behalf of, or for the beneficial interest of, or with the intention to gift, resell, distribute or otherwise transfer to, any other person or entity that is not a Colorado resident.

(3)
The undersigned acknowledges that the Common Stock (including Bonus Shares and/or Warrants, if any, issued as described in the Prospectus) may not be transferred, except by operation of law, to non-Colorado residents during the period in which the Common Stock, or any other securities which may be deemed a part of the same issue, are being offered and for nine months following the termination of the offering. The undersigned is aware that there is no public market for the Common Stock or Warrants and that there can be no assurance that such market will develop in the future.

(4)
The undersigned is aware that the Company will place a legend on the certificates evidencing the Common Stock and/or Warrants, setting forth the limitations on transferability described in subparagraph (3), above, and that the Company, acting as the transfer agent and registrar for the Common Stock and Warrants, will note such restrictions in its transfer records and will not recognize and include among the record holders of Common Stock or Warrants (or otherwise register or acknowledge the transfer of such securities to) any transferee acquiring Common Stock or Warrants in violation of such restrictions; the Company shall direct any successor transfer agent, in writing, to observe and enforce such restrictions and shall require any such successor transfer agent to acknowledge in writing its receipt of such instructions and agreement to enforce such restrictions.

WITHHOLDING CERTIFICATION

Each of the undersigned certifies under penalty of perjury that:

(1)	The Social Security Number or other Federal Tax I.D. Number entered below is correct.

(2)	The undersigned is not subject to backup withholding because:

(a)	The IRS has not informed the undersigned that he/she/it is subject to backup withholding.

(b)	The IRS has notified the undersigned that he/she/it is no longer subject to backup withholding.

Note: If this statement is not true and you are subject to backup withholding, strike out section (2).

REGISTRATION OF SECURITIES

Common Stock and Warrants are to be registered as indicated below. (Please type or print.)

Name(s)	Social Security or Federal Tax I.D. Number

Street Address	Telephone Number	( )

City, State, Zip Code

OWNERSHIP: ⁭ Individual ⁯ Marital Property ⁯ Joint Tenants with Right of Survivorship ⁯ Tenants in Common ⁯ Corporation ⁯ Partnership ⁯ Trust ⁯ IRA/Qualified Plan ⁯ Other

If Common Stock is to be registered jointly, all owners must sign. For IRAs/Qualified Plans, the trustee must sign. Any registration in the names of two or more co-owners will, unless otherwise specified, be as joint tenants with rights of survivorship and not as tenants in common. Each subscriber certifies that he/she/it has full capacity to enter into this Agreement. This subscription is subject to acceptance by the Company and will not be accepted unless accompanied by payment in full.

SUBSCRIBER SIGNATURES

Individuals (All proposed record holders must sign.)

Dated: _________________________

(Signature)	(Signature)

(Print or Type Name)	(Print or Type Name)

Corporations, Partnerships, Trusts and IRAs/Qualified Plans (Certificate of Signatory must be completed.)

Dated:
(Print or Type Name of Entity)

By:
(Signature of Authorized Representative)

Certificate of Signatory

I, _____________________________________________________________, am the
(Print or Type Name of Authorized Representative

                                                                                                        (Print or Type Title or Position)

of _________________________________________ ("Entity").
               (Print or Type Name of Subscribing Entity)

I certify that I am fully authorized and empowered by the Entity to execute this Subscription Agreement and to purchase common stock and warrants, and that this Subscription Agreement has been duly executed by me on behalf of the Entity and constitutes a valid and binding obligation of the Entity in accordance with its terms.

________________________________________
(Signature of Authorized Representative)

ACCEPTANCE

Subscription ⁯ accepted ⁯ rejected as of _____________________, 200___.

AeroGrow International, Inc.

By: _________________________________
(Signature of Authorized Officer)

[NOTE: This is the form of the Warrants. The actual Warrants will be designated as either $3.00 or $2.00 Warrants in the appropriate places. Save the pricing, the two Warrants are identical.]

No. _______

$ XX WARRANT
To Purchase Common Stock
of
AeroGrow International, Inc.

THIS CERTIFIES THAT, upon surrender of this $ XX Warrant at the office of the Warrant Agent hereinafter named, in (City,) (State), accompanied by payment as hereinafter provided, _____________________________________ or assigns (“Holder”) is entitled to purchase at any time prior to the expiration of the $ XX Warrant Exercise Period (as hereinafter defined), but not thereafter, _________________ shares of common stock (“Common Stock”), of AeroGrow International, Inc., a Nevada corporation (“Company”), as such Common Stock shall be constituted at the time of purchase, which shares have been duly authorized and set aside for issuance and will, upon such issuance, be fully paid and nonassessable, at the price of XX Dollars ($ XX) per share, subject to the terms and provisions set forth herein and in an agreement by and between the Company and ____________________________*  (“Warrant Agent”), and not otherwise.

This $ XX Warrant shall be exercisable in whole at any time or in part from time to time (provided that not less than Five Hundred (500) shares of Common Stock, or any integral multiple of such amount, shall be purchased upon any such partial exercise hereof), for the period from the earlier of the date on which registration of the Common Stock of the Company (including the shares that will be issued to accommodate exercise of the Warrants) with the Securities and Exchange Commission under the Securities Act of 1933 and/or the Securities Exchange Act of 1934 is declared effective and the shares may be quoted on the NASD OTC Bulletin Board and/or listed on one or more recognized exchanges, or July 1, 2005, through and including December 31, 2007 (“$ XX Warrant Exercise Period”). Upon the expiration of the $ XX Warrant Exercise Period, this $ XX Warrant will expire and become void and of no value. No fractional shares will be issued upon the exercise hereof.

This $ XX Warrant shall be registered at the office of the Warrant Agent and is transferable only at said office by the registered Holder hereof or his duly authorized attorney upon surrender of this certificate, properly endorsed.

Upon any adjustment of the number of shares of Common Stock that may be purchased upon the exercise of this $ XX Warrant and/or the purchase price per share, then in each such case the Company shall give written notice thereof, as herein below provided, which notice shall state the purchase price per share resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock purchasable at such price upon the exercise of this $ XX Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

NEITHER THIS $ XX WARRANT NOR THE SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (“ACT”), AND SUCH SECURITIES ARE BEING SOLD IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION PROVIDED IN SECTION 3(a)(11) OF THE ACT AND RULE 147 PROMULGATED THEREUNDER. ACCORDINGLY, RESALES AND TRANSFERS OF THESE SECURITIES ARE STRICTLY LIMITED TO RESIDENTS OF THE STATE OF COLORADO FOR A PERIOD OF AT LEAST NINE MONTHS FROM THE DATE OF THE LAST SALE OF THE OFFERING BY THE ISSUER OF THE SECURITIES IN WHICH THE SECURITIES ARE DEEMED TO BE A PART.

* Warrant holders will be notified by the Company as to the identity of the Warrant Agent prior to the date they may be exercised.

The Holder of this $ XX Warrant shall not by virtue thereof have any rights of a shareholder of the Company or to notice of meetings of shareholders or of any other proceedings of the Company.

This $ XX Warrant is divisible on surrender, in which case a new $ XX Warrant or Warrants will be issued.

At any time during the $ XX Warrant Exercise Period, the Company may, at its option, redeem all of the $ XX Warrants at any time or some of them from time to time, upon payment of $0.01 per $ XX Warrant to the Holder, provided that the closing bid or sale price of the Common Stock, as quoted on the OTC Bulletin Board, or on a national securities exchange, equals or exceeds $3.50 per share for twenty consecutive trading days ending within 15 days of the date upon which notice of redemption is given as provided herein. In case less than all of the $ XX Warrants at the time outstanding are to be redeemed, the $ XX Warrants to be redeemed shall be selected by the Company by lot. Notices of such optional redemption will be mailed at least 15 days prior to the redemption date to each holder of $ XX Warrants to be redeemed at the registered address of such Holder. Each Holder of this $ XX Warrant, by accepting the same, agrees upon any such notice of redemption to receive payment for this $ XX Warrant upon the date fixed for redemption in the amount herein provided.

If prior to the expiration of this $ XX Warrant, by exercise hereof or by its terms:

(a)
The Company shall be recapitalized through the subdivision of its outstanding shares of Common Stock into a greater number of shares, or shall by exchange or substitution of or for its outstanding Common Stock or otherwise, reduce the number of such shares, then in each such case the number of shares deliverable upon the exercise of this $ XX Warrant shall be changed in proportion to such increase or decrease of the outstanding shares of such Common Stock of the Company, without any change in the aggregate payment by the $ XX Warrant Holder from the aggregate payment specified on the face of this $ XX Warrant.

(b)
A dividend shall be declared or paid at any time on the Common Stock of the Company in its Common Stock or in securities convertible into Common Stock of the Company, then in each such case the number of shares deliverable upon the exercise thereafter of this $ XX Warrant shall, without requiring any payment by the $ XX Warrant Holder in addition to the payment specified on the face hereof, be increased in proportion to the increase, through such dividend, in the number of outstanding shares of Common Stock of the Company. In the computation of the increased number of shares deliverable upon the exercise of this $ XX Warrant, any dividend paid or distributed upon the Common Stock in securities convertible into Common Stock shall be treated as a dividend paid in Common Stock to the extent that shares of Common Stock are issuable upon the conversion thereof. The obligations of the Company and the rights of the Holder hereof shall not be affected by the exercise of any conversion privileges heretofore granted to the holders of any of the stock or securities of the Company or of any other corporation.

(c)
The Company shall, at any time while any of the $ XX Warrants are outstanding, declare a dividend on its Common Stock, other than as provided in the preceding paragraph (b), then in each such case the Company shall give notice in writing to the registered Holder of this $ XX Warrant, and such dividends so declared shall be made payable only to the shareholders of record on a date at least ten days subsequent to the date of such notice, including stock issued pursuant to the exercise of such $ XX Warrants prior to such record date.

(d)
The Company shall be recapitalized by reclassifying its outstanding Common Stock into stock without par value, or the Company or a successor corporation shall consolidate or merge with, or convey all, or substantially all, of its or any successor corporation's property or assets to, any other corporation or corporations (any such corporation being included within the meaning of "successor corporation" as hereinbefore used in the event of any consolidation or merger of such corporation with, or the sale of all, or substantially all, of the property or assets of such corporation to another corporation or corporations) then in each such case, as a condition of such recapitalization, consolidation, merger or conveyance, lawful and adequate provision shall be made whereby the Holder of each $ XX Warrant shall thereafter have the right to purchase, upon the basis and upon the terms and conditions specified in this $ XX Warrant, in lieu of the shares of Common Stock of the Company theretofore purchasable upon the exercise of this $ XX Warrant, such shares of stock, securities or other assets as may be issued or payable with respect to, or in exchange for, the number of shares of Common Stock of the Company theretofore purchasable upon the exercise of this $ XX Warrant had such recapitalization, consolidation, merger or conveyance not taken place; and in any such event the rights of the $ XX Warrant Holder to an adjustment of the number of shares of Common Stock purchasable upon the exercise of this $ XX Warrant as hereinbefore provided shall continue and be preserved in respect of any stock that the $ XX Warrant Holder becomes entitled to purchase. It shall be a condition of such consolidation, merger or conveyance that each successor corporation shall assume, in manner and form satisfactory to the Warrant Agent, the obligation to deliver to the $ XX Warrant Holder, upon the exercise of this $ XX Warrant, such shares of stock, securities or assets as, in accordance with the provisions of this $ XX Warrant, shall have been provided for such purpose. The Warrant Agent shall assume no liability for its exercise of discretion hereunder, other than for willful wrongdoing.

This $ XX Warrant shall be deemed to have been exercised, and the Holder exercising the same to have become a shareholder of record of the Company, for the purpose of receiving dividends and for all other purposes whatsoever as of the date the Holder surrendered this $ XX Warrant accompanied by payment in cash, as herein provided. The Company agrees that, while this $ XX Warrant shall remain valid and outstanding, its stock transfer books shall not be closed for any purpose whatsoever, except under arrangements that shall insure to Holders exercising $ XX Warrants or applying for transfer of stock within five days after the books shall have been reopened all rights and privileges that they might have had or received if the transfer books had not been closed and they had exercised their $ XX Warrants at any time during which such transfer books shall have been closed.

Upon each increase or decrease in the number of shares of Common Stock of the Company deliverable upon the exercise of this $ XX Warrant, or in the event of changes in the rights of the $ XX Warrant Holders by reason of other events hereinbefore set forth, then in each such case the Company shall forthwith file with the Warrant Agent a certificate executed by its President or one of its Vice Presidents, and attested by its Secretary or one of its Assistant Secretaries, stating the increased or decreased number of shares so deliverable and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

The Company covenants, at all times when $ XX Warrants are outstanding and in effect, to reserve, unissued, such number of shares of Common Stock as it may be required to deliver pursuant to the exercise of this $ XX Warrant, subject to consolidation, merger or sale, as hereinabove set forth.

As used herein, the terms "Holder" "$ XX Warrant Holder" and "Holder of this $ XX Warrant" shall be construed to mean the registered holder hereof, and, in the case of any notice required by this $ XX Warrant to be given to the $ XX Warrant Holder, it shall be sufficient if mailed to the last known address of such Holder as the same appears on the books of the Company.

IN WITNESS WHEREOF, AEROGROW INTERNATIONAL, INC. has caused this $ XX Warrant to be signed in its corporate name by its President or a Vice President, manually or in facsimile, and its corporate seal or a facsimile to be imprinted hereon and attested by the manual or facsimile signature of its Secretary or an Assistant Secretary, as of the day and year first above written.

AEROGROW INTERNATIONAL, INC.
Attest:

By:
Secretary		President

[CORPORATE SEAL]

SUBSCRIPTION FORM
(To be Executed Upon Exercise of $ XX Warrant)

The undersigned, the Holder(s) or assignee(s) of such Holder(s) of the within $ XX Warrant, hereby (i) subscribes for shares of Common Stock that the undersigned is entitled to purchase under the terms of the within $ XX Warrant and (ii) tenders herewith the full exercise price of all shares subscribed for.

Dated: _________________________

Number of Shares Subscribed For:

(Signature)

(Signature)

ASSIGNMENT

(To Be Executed By the Registered Holder to Effect
a Transfer of the Within $ XX Warrant)

FOR VALUE RECEIVED, the undersigned $ XX Warrant Holder(s) do(es) hereby sell, assign and transfer unto ________________________________________ the right to purchase common stock evidenced by this $XX Warrant, and does hereby irrevocably constitute and appoint __________________________________________to transfer the said right on the books of the Company, with full power of substitution.

Dated: _________________________

(Signature)

(Signature)
NEITHER THIS $ XX WARRANT NOR THE SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (“ACT”), AND SUCH SECURITIES ARE BEING SOLD IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION PROVIDED IN SECTION 3(a)(11) OF THE ACT AND RULE 147 PROMULGATED THEREUNDER. ACCORDINGLY, RESALES AND TRANSFERS OF THESE SECURITIES ARE STRICTLY LIMITED TO RESIDENTS OF THE STATE OF COLORADO FOR A PERIOD OF AT LEAST NINE MONTHS FROM THE DATE OF THE LAST SALE OF THE OFFERING BY THE ISSUER OF THE SECURITIES IN WHICH THE SECURITIES ARE DEEMED TO BE A PART.

AEROGROW INTERNATIONAL, INC.

$ XX WARRANT AGREEMENT

AeroGrow International, Inc., a Nevada corporation (“Company”), and ______________________*  (“Warrant Agent”), hereby agree as follows:

1. Issuance of $ XX Warrants. The Company proposes to issue Warrants (“$ XX Warrants”) to purchase up to an aggregate of 1,500,000 shares of its common stock, par value $0.001 per share (“Common Stock”). Such $ XX Warrants will be issued to certain qualifying purchasers of Common Stock in the offering described in the Registration Statement (as defined herein) and the Prospectus (as defined herein). Each $ XX Warrant entitles the registered holder thereof (“$ XX Warrant Holder”) to purchase one share of Common Stock at the price of $ XX per share. A registration statement with respect to the Common Stock and the $ XX Warrants, including a form of prospectus (File No. RQ 2004-27-140), has been filed by the Company with the Colorado Division of Securities (“Division”) under the Colorado Securities Act (“Colorado Act”). One or more amendments to or changes in such registration statement have been or may be so filed, and a final form of prospectus will be filed with the Division upon the effectiveness of such registration statement. Such registration statement (including all exhibits thereto), as amended at the time it becomes effective and at the time each post-effective amendment thereto becomes effective, and the final prospectus filed upon the effectiveness of such registration statement or post-effective amendment (including any supplements to such final prospectus filed following such effectiveness) are referred to herein, respectively, as the “Registration Statement” and the “Prospectus.”

$ XX Warrants will be issued only to bona fide residents of the State of Colorado, and the $ XX Warrants may not be resold or otherwise transferred to non-Colorado residents, except by operation of law, during the period in which the Common Stock or any other securities that may be deemed a part of the same issue, are being offered and for nine months following the last sale of such securities. If, during this offering or within six months following its termination, the Company or any of its affiliates offers, offers for sale or sells securities of the same class as those offered hereby, or a similar class, or with the same or similar characteristics, such securities will be deemed a part of this issue, and the foregoing limitation on resale will remain in effect until nine months have elapsed following the last sale of such securities

2. $ XX Warrants. As described in the Registration Statement and the Prospectus, each $ XX Warrant will entitle the holder thereof to purchase Common Stock directly from the Company at the price of $ XX per share (“Exercise Price”). The $ XX Warrants are exercisable in whole at any time or in part from time to time (provided that at least 500 shares must be purchased upon each such partial exercise of $ XX Warrants) on the earlier of the date on which registration of the Common Stock of the Company (including the shares that will be issued to accommodate exercise of the Warrants) with the Securities and Exchange Commission under the Securities Act of 1933 and/or the Securities Exchange Act of 1934 is declared effective and the shares may be quoted on the NASD OTC Bulletin Board or July 1, 2005, through and including December 31, 2007 (“$ XX Warrant Exercise Period”). Thereafter, each $ XX Warrant will expire and become void and of no value.

3. Certificates. The certificates evidencing $ XX Warrants (“$ XX Warrant Certificates”) shall be registered as to holder and be substantially in the form set forth in Schedule A to this Agreement. $ XX Warrant Certificates shall be signed by, or shall bear the facsimile signature of the President or a Vice President of the Company and the Secretary or an Assistant Secretary of the Company. If any person whose signature appears upon any such Certificate as an officer of the Company shall have ceased to be such officer before such $ XX Warrant Certificate is issued and delivered, such $ XX Warrant may be issued and delivered as if such person had not ceased to be an officer. Any $ XX Warrant Certificate may be signed by, or made to bear the facsimile signature of, any person who at the actual date of the preparation of such $ XX Warrant Certificate shall be a proper officer of the Company to sign such Certificate even though such person was not such an officer upon the date of this Agreement.

4. Registration of Transfers and Exchanges. Subject to the provisions of Sections 1 through 3, above, the Warrant Agent shall from time to time register the transfer of any outstanding $ XX Warrant Certificate upon records maintained by the Warrant Agent for such purpose following the surrender of such $ XX Warrant Certificate to the Warrant Agent for transfer, accompanied by appropriate instruments of transfer in form satisfactory to the Company and the Warrant Agent and duly executed by the $ XX Warrant Holder or a duly authorized attorney. Upon any such registration of transfer, a new $ XX Warrant Certificate shall be issued in the name of and to the transferee and the surrendered $ XX Warrant, Certificate shall be canceled.

Warrant holders will be notified by the Company as to the identity of the Warrant Agent prior to the date they may be exercised.

5. Exercise of $ XX Warrants.

(a) A $ XX Warrant shall be exercised by the $ XX Warrant Holder by surrendering to the Warrant Agent the certificate evidencing such $ XX Warrant with the exercise form on the reverse of such $ XX Warrant Certificate duly completed and executed and delivering to the Warrant Agent, by good check payable to the order of the Company, the aggregate Exercise Price of the shares of Common Stock to be purchased.

(b) During its $ XX Warrant Exercise Period, a $ XX Warrant may be exercised in whole at any time or in part from time to time, provided that not less than 500 shares of Common Stock shall be purchased upon any partial exercise.
(c) Upon receipt of a $ XX Warrant Certificate with the exercise form thereon duly executed together with payment in full of the aggregate Exercise Price of the shares of Common Stock to be purchased, the Warrant Agent shall requisition from the transfer agent for the Common Stock (including the Company acting as such transfer agent), and upon receipt shall make delivery of, certificates evidencing the total number of shares of Common Stock issuable upon such exercise, in such names and denominations as are required for delivery to, or in accordance with the instructions of the $ XX Warrant Holder. Such Common Stock certificates shall be deemed to be issued, and the person to whom such shares of Common Stock are issued of record shall be deemed to have become a holder of record of such shares of Common Stock, as of the date of the surrender of such $ XX Warrant Certificate and payment of the Exercise Price, whichever shall last occur; provided, that if the books of the Company with respect to the transfer of Common Stock are then closed, such shares shall be deemed to be issued, and the person to whom such shares of Common Stock are issued of record shall be deemed to have become a record holder of such shares, as of the date on which such transfer books of the Company shall next be open (whether before, on or after the expiration of the applicable $ XX Warrant Exercise Period).

(d) Subject to Section 5(b), if less than all the $ XX Warrants evidenced by a $ XX Warrant Certificate are exercised upon a single occasion, a new $ XX Warrant Certificate for the balance of the $ XX Warrants not so exercised shall be issued and delivered to, or in accordance with transfer instructions properly given by, the $ XX Warrant Holder, until the expiration of the applicable $ XX Warrant Exercise Period.

(e) All $ XX Warrant Certificates surrendered upon exercise of $ XX Warrants shall be canceled.

(f) Upon the exercise of any $ XX Warrant, the Warrant Agent shall promptly deposit all funds received in payment of the Exercise Price into a segregated account (“Collection Account”) established by mutual agreement of the Company and the Warrant Agent at a federally insured commercial bank (which may be the Warrant Agent). All funds deposited in the Collection Account will be disbursed on a weekly basis to the Company after they have been determined by the Warrant Agent to be collected funds. Once funds deposited in the Collection Account are determined to be collected, the Warrant Agent shall cause the certificate(s) representing the shares of Common Stock issued upon the exercise of $ XX Warrants to be delivered to the record holder(s) of such Common Stock.

(g) Reasonable expenses incurred by Warrant Agent will be paid or reimbursed by the Company. These expenses, including delivery of Common Stock certificates to shareholders, will be deducted monthly from funds held in the Collection Account or, at the option of the Warrant Agent, paid directly by the Company upon demand. A report setting forth (i) the names of exercising $ XX Warrant Holders, the number of shares of Common Stock issuable to such exercising $ XX Warrant Holders, respectively, (iii) the amount of funds remitted by such exercising $ XX Warrant Holders, respectively, and (iv) any expenses paid (including fees and expenses of the Warrant Agent) will be provided to the Company by the Warrant Agent at the time of each disbursement of funds held in the Collection Account.

6. Voluntary Redemption of $ XX Warrants. At any time during the $ XX Warrant Exercise Period, the Company may, at its option, redeem all of the $ XX Warrants at any time or some of them from time to time, upon payment of $0.01 per $ XX Warrant to the Holder, provided that the closing bid or sale price of the Common Stock, as quoted on the OTC Bulletin Board, or other national securities exchange, equals or exceeds $2.50 per share for twenty consecutive trading days ending within fifteen days of the date upon which notice of redemption is given as provided herein. In case less than all of the $ XX Warrants at the time outstanding are to be redeemed, the $ XX Warrants to be redeemed shall be selected by the Company by lot. Notices of such optional redemption will be mailed at least fifteen days prior to the redemption date to each Holder of $ XX Warrants to be redeemed at the registered address of such Holder. Each Holder of a $ XX Warrant, by accepting the same, agrees upon any such notice of redemption to receive payment for such $ XX Warrant upon the date fixed for redemption in the amount therein provided.

7. Taxes. The Company will pay all taxes attributable to the initial issuance of shares of Common Stock upon the exercise of $ XX Warrants. Taxes attributable to (i) the issuance of any Common Stock certificate in the name other than that of a $ XX Warrant Holder upon the exercise of $ XX Warrants or (ii) the transfer of any $ XX Warrant shall be paid by the $ XX Warrant Holder requesting such issuance or proposing to effect such transfer; such transactions will only be effected following the deposit with the Warrant Agent of funds sufficient to pay in full any tax liability incurred or to be incurred in connection therewith.

8. Mutilated or Missing $ XX Warrant Certificates. If any $ XX Warrant Certificate is mutilated, lost, stolen or destroyed, the Company and the Warrant Agent may, on such terms as to indemnity or otherwise as they may in their discretion impose (which shall, in the case of a mutilated $ XX Warrant Certificate, include the surrender thereof), and upon receipt of evidence satisfactory to the Company and the Warrant Agent of such mutilation, loss, theft or destruction, issue a substitute $ XX Warrant Certificate. Applicants for substitute $ XX Warrant Certificates shall comply with any reasonable regulations (and pay any reasonable charges) prescribed by the Company or the Warrant Agent.

9. Reservation of Shares. For the purpose of enabling the Company to satisfy its obligation to issue Common Stock upon exercise of $ XX Warrants, the Company will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock, the full number of shares that may be issued upon the exercise of $ XX Warrants; such shares of Common Stock will upon issuance be fully paid, nonassessable, and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

10. Governmental Restrictions. If any shares of Common Stock issuable upon the exercise of $ XX Warrants require registration with or approval of any governmental authority, the Company will endeavor to secure such registration or approval; provided that in no event shall such shares of Common Stock be issued, and the Company shall have the authority to suspend the exercise of all $ XX Warrants, until such registration or approval shall have been obtained; however all $ XX Warrants, the exercise of which is requested during any such suspension, shall be exercisable at the Exercise Price. If any such period of suspension continues past the expiration of its $ XX Warrant Exercise Period, any $ XX Warrant as to which exercise has been requested on or prior to the expiration of its $ XX Warrant Exercise Period shall be exercisable upon the removal of such suspension until the close of business on the business day immediately following the expiration of such suspension.

11. Adjustments. Subject to the terms set forth in the $ XX Warrant Certificates, if, prior to the exercise of any $ XX Warrants, the Company shall have effected one or more stock split-ups, stock dividends or other increases or reductions of the number of shares of its Common Stock outstanding without receiving compensation therefor in money, services or property, the number of shares of Common Stock subject to the $ XX Warrants shall, (i) if a net increase shall have been effected in the number of outstanding shares of Common Stock, be proportionately increased, and the cash consideration payable per share shall be proportionately reduced, and, (ii) if a net reduction shall have been effected in the number of outstanding shares of Common Stock, be proportionately reduced and the cash consideration payable per share be proportionately increased.

12. Notice to $ XX Warrant Holders.

(a) Upon any adjustment as described in Section 11 hereof, the Company within twenty (20) days thereafter shall (i) cause to be filed with the Warrant Agent a certificate signed by an officer of the Company setting forth the details of such adjustment, the method of calculation and the facts upon which such calculation is based, which certificate shall be conclusive evidence of the correctness of the matters set forth therein, and (ii) cause written notice of such adjustments to be given to each $ XX Warrant Holder as of the record date applicable thereto.

(b) If the Company proposes to enter into any reorganization, reclassification, sale of all or substantially all of its assets, consolidation, merger, dissolution, liquidation or winding up, the Company shall give notice of such fact at least 20 days prior to such action to all $ XX Warrant Holders, which notice shall set forth such facts as indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the Exercise Price and the kind and amount of the shares or other securities and property deliverable upon exercise of the $ XX Warrants. Without limiting the obligation of the Company under the provisions of this Agreement to provide such notice to each $ XX Warrant Holder, failure of the Company to give notice shall not invalidate any corporate action taken by the Company.

13. No Fractional $ XX Warrants or Shares. The Company shall not be required to issue fractions of $ XX Warrants upon the reissue of $ XX Warrants, any adjustments as described in Section 11 hereof or otherwise; but the Company in lieu of issuing any such fractional interest, shall round up or down to the nearest full $ XX Warrant. If the total $ XX Warrants surrendered for exercise would result in the issuance of a fractional share of Common Stock, the Company shall not be required to issue a fractional share but rather the aggregate number of shares issuable will be rounded up or down to the nearest full share.

14. Rights of $ XX Warrant Holders. No $ XX Warrant Holder, as such, shall have any rights of a shareholder of the Company, either at law or equity, and the rights of the $ XX Warrant Holders, as such, are limited to those rights expressly provided in this Agreement or in the $ XX Warrant Certificates. The Company and the Warrant Agent may treat the registered $ XX Warrant Holder in respect of any $ XX Warrant Certificate as the absolute owner thereof for all purposes notwithstanding any notice to the contrary.

15. Warrant Agent. The Company hereby appoints the Warrant Agent to act as the agent of the Company, and the Warrant Agent hereby accepts such appointment, upon the following terms and conditions by all of which the Company and every $ XX Warrant Holder, by acceptance of a $ XX Warrant, shall be bound:

(a) Statements contained in this Agreement and in the $ XX Warrant Certificates shall be taken as statements of the Company. The Warrant Agent assumes responsibility hereunder only for the correctness of any statement that describes the Warrant Agent and/or for action taken or to be taken by the Warrant Agent.

(b) The Warrant Agent shall not be responsible for any failure of the Company to comply with any of the Company's covenants contained in this Agreement or in the $ XX Warrant Certificates.

(c) The Warrant Agent may consult at any time with counsel satisfactory to it (who may be counsel for the Company), and the Warrant Agent shall incur no liability or responsibility to the Company or to any $ XX Warrant Holder in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion or the advice of such counsel, provided the Warrant Agent shall have exercised reasonable care in the selection and continued employment of such counsel.

(d) The Warrant Agent shall incur no liability or responsibility to the Company or to any $ XX Warrant Holder for any action taken in reliance upon any notice, resolution, waiver, consent, order, certificate or other paper, document or instrument believed by it to be genuine and to have been signed, sent or presented by the proper party or parties.
(e) The Company agrees to pay to the Warrant Agent the amount(s) described in Schedule A to this Agreement for the services rendered by the Warrant Agent. The Company shall also reimburse the Warrant Agent for all expenses, taxes and governmental charges and all other charges of any kind or nature incurred by the Warrant Agent in the performance of this Agreement.

(f) The Company shall indemnify the Warrant Agent and hold it harmless against any and all liabilities, including judgments, costs and counsel fees, incurred in connection with its performance of this Agreement, except as a result of the Warrant Agent's negligence or bad faith. In no case shall the Warrant Agent be liable for special, indirect, incidental or consequential loss or damage of any kind whatsoever, even if the Warrant Agent has been advised of the likelihood of such loss or damage.

(g) The Warrant Agent shall be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve expense unless the Company or one or more $ XX Warrant Holders shall furnish the Warrant Agent with reasonable security and indemnity for any costs and expenses that may be incurred in connection with such action, suit or legal proceeding, but this provision shall not affect the power of the Warrant Agent to take such action as the Warrant Agent may, in its sole and absolute discretion, consider proper, whether with or without any such security or indemnity.

All rights of action under this Agreement or under any of the $ XX Warrants may be enforced by the Warrant Agent without the possession of any of the $ XX Warrant Certificates or the production thereof at any trial or other proceeding relative thereto, and any such action, suit or proceeding instituted by the Warrant Agent shall be brought in its name as Warrant Agent, and any recovery of judgment shall be for the ratable benefit of the $ XX Warrant Holders as their respective rights or interests may appear, subject to the terms set forth in the $ XX Warrant Certificates.

(h) The Warrant Agent and any shareholder, director, officer or employee of the Warrant Agent may buy, sell or deal in any of the $ XX Warrants or other securities of the Company, or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company, or otherwise act as fully and freely as though it were not Warrant Agent under this Agreement or a shareholder, director, officer or employee of such Warrant Agent. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

16. Successor Warrant Agent. Any entity into which the Warrant Agent may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which the Warrant Agent shall be a party, or any entity succeeding to the trust business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without the execution or filing of any paper or any further act of a party or the parties hereto.

17. Change of Warrant Agent. The Warrant Agent may resign from its duties under this Agreement upon notice given in writing by the Warrant Agent or the Company; the Warrant Agent may be discharged by the Company from its duties under this Agreement upon notice given in writing by the Company to the Warrant Agent; the foregoing notices shall, in either case, give the date when such resignation or discharge shall take effect and shall be sent at least 30 days prior to the date so specified. If the Warrant Agent shall resign, be discharged or shall otherwise become incapable of acting, the Company shall appoint a successor to the Warrant Agent. If the Company shall fail to make such appointment within a period of 30 days after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Warrant Agent (or by any $ XX Warrant Holder) or after discharging the Warrant Agent, then any $ XX Warrant Holder may apply to the Circuit Court for Boulder County, Colorado, for the appointment of a successor to the Warrant Agent. Pending appointment of a successor to the Warrant Agent, either by the Company or by such Court, the duties of the Warrant Agent shall be carried out by the Company. Any successor Warrant Agent, whether appointed by the Company or by such Court, shall be a bank or a trust company, in good standing, organized under the laws of the State of Colorado or of the United States of America, having its principal office in the United States. After appointment, the successor Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Warrant Agent, without further act or deed, and the former Warrant Agent shall deliver and transfer to the successor Warrant Agent any property at the time held by it thereunder, and execute and deliver any further assurance, conveyance, act or deed necessary to effect the delivery or transfer. Failure to give any notice provided for herein, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Warrant Agent or the appointment of the successor Warrant Agent, as the case may be.

18. Notices. Any notice or demand authorized by this Agreement to be given or made by the Warrant Agent or by any $ XX Warrant Holder to or on the Company shall be sufficiently given or made if sent by mail, first class, certified or registered, postage prepaid, addressed (until another address is filed in writing by either party with the other), as follows:

AeroGrow International, Inc.
900 28th Street, Suite 201
Boulder, Colorado 80303
______________
(“Warrant Agent”)
__________________________
__________________________

Any distribution, notice or demand required or authorized by this Agreement to be given or made by the Company or the Warrant Agent to or on the $ XX Warrant Holders shall be sufficiently given or made if sent by mail, first class, certified or registered, postage prepaid, addressed to the $ XX Warrant Holders at their last known addresses as such addresses shall appear on the registration books for the $ XX Warrant Certificates maintained by the Warrant Agent.

19. Supplements and Amendments. The Company and the Warrant Agent may from time to time supplement or amend this Agreement without the approval of any of the $ XX Warrant Holders in order to cure any ambiguity, or to correct or supplement any provision contained herein that may be defective or inconsistent with any other provisions herein, or to make any other provisions in regard to matters or questions arising hereunder that the Company and the Warrant Agent may deem necessary or desirable.

20. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

21. Termination. This Agreement shall terminate at the close of business on the date upon which the $ XX Warrant Exercise Period expires as to all $ XX Warrants (or the business day next following such date) or such earlier date upon which all of the $ XX Warrants have been exercised; provided, however, that if exercise of the $ XX Warrants is suspended pursuant to Section 10 and such suspension continues beyond the date upon which the $ XX Warrant Exercise Period expires as to all $ XX Warrants, this Agreement shall terminate on the business day immediately following the expiration of such suspension. The provisions of Section 14 shall survive such termination.

22. Governing Law. This Agreement and each $ XX Warrant Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Colorado and for all purposes shall be construed in accordance with the internal laws of said state.

23. Benefits of Agreement. Nothing in this Agreement shall be construed to give to any person or entity other than the Company, the Warrant Agent and the $ XX Warrant Holders, any legal or equitable right, remedy or claim hereunder, this Agreement being expressly for the sole and exclusive benefit of the Company, the Warrant Agent and the $ XX Warrant Holders.

24. Counterparts. This Agreement may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original and all such counterparts shall together constitute but one and the same instrument.

Dated: __________________, 2004		AEROGROW INTERNATIONAL, INC.

By:
W. Michael Bissonnette, President

(“Warrant Agent”)

By:

                                                               _________________________, President
$ XX WARRANT AGREEMENT

Schedule A

This Schedule A to the $ XX Warrant Agreement, dated as of ________________, 2004, by and between ________________* (“Warrant Agent”) and AeroGrow International, Inc. (“Company”), sets forth the compensation arrangements referred to in Section 15(e) of such Agreement, as follows:

In consideration of its services performed pursuant to the $ XX Warrant Agreement, the Warrant Agent shall be entitled to receive fees from the Company, as follows:

On of before January 1 of each year (or part thereof) during which this Agreement is in effect, commencing January 1, 2005	$ 250.00

For each $ XX Warrant exercise transaction (full or partial)	$ 25.00

In addition to payment of the fees described in this Schedule, the Company shall to reimburse the Warrant Agent for all reasonable expenses, taxes and governmental charges and all other reasonable charges of any kind or nature incurred by the Warrant Agent in its performance of the $ XX Warrant Agreement (as provided in Section 6(f) of such Agreement).

The initial fee payment hereunder ($750.00) shall be payable by the Company upon the execution of the $ XX Warrant Agreement by the parties to such Agreement. Thereafter, fees and reimbursements then due and payable to the Warrant Agent shall be withdrawn by such Agent from funds held in the Collection Account on the last day of each calendar month and upon termination of the $ XX Warrant Agreement or, at the option of the Warrant Agent, paid directly by the Company upon demand.

All terms used herein shall have the same meanings ascribed to them in the $ XX Warrant Agreement of which this Schedule is a part.

* Warrant holders will be notified by the Company as to the identity of the Warrant Agent prior to the date they may be exercised.